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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-3149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 AND ENDING 9/30/05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stone & Youngberg LLC



SEC MAIL PROCESSING
RECEIVED
NOV 29 2005
WASH. D.C.
185
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building
(No. and Street)

San Francisco (City) **CA** (State) **94111** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Mitchell H. Gage, Chief Financial Officer **415-445-2300**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(No. and Street)

50 Fremont Street (Address) **San Francisco** (City) **California** (State) **94105-2230** (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.

OATH OR AFFIRMATION

I, **Mitchell H. Gage**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Stone & Youngberg LLC**, as of and for the year ending September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title



CARLA J. CAMPODONICO
Commission # 1523063
Notary Public - California
San Francisco County
My Comm. Expires Oct 30, 2008

Notary Public

This report** contains (check all applicable boxes):

x		Independent Auditors' Report
x	(a)	Facing Page.
x	(b)	Balance Sheet.
x	(c)	Statement of Income.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Members' Equity.
x	(f)	Statement of Changes in Subordinated Liabilities.
x	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
x	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable).
	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
x	(l)	An Oath or Affirmation.
	(m)	A Copy of the SIPC Supplemental Report (Not Required).
x	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONE & YOUNGBERG LLC

(SEC ID. NO. 8-3149)

Balance Sheet as of
September 30, 2005 and
Independent Auditors' Report and
Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**



Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INPENDENT AUDITORS' REPORT

To the Members of
Stone & Youngberg LLC:

We have audited the accompanying balance sheet of Stone & Youngberg LLC (the "Firm"), as of September 30, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Firm at September 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 28, 2005

STONE & YOUNGBERG LLC

BALANCE SHEET -- SEPTEMBER 30, 2005

ASSETS

CASH		$ 992,929
SECURITIES OWNED:		
Marketable, at market value	$ 106,022,424	
Non-marketable, at estimated fair value	6,303,416	112,325,840
SECURED DEMAND NOTES RECEIVABLE		2,202,000
FIXED ASSETS, net of accumulated depreciation and amortization of $3,815,533		3,167,201
OTHER ASSETS		2,134,842
Total Assets		$ 120,822,812

LIABILITIES AND MEMBERS' EQUITY

PAYABLE TO CLEARING ORGANIZATION	$ 41,088,127
ACCOUNTS PAYABLE & ACCRUED EXPENSES	10,856,118
SECURITIES SOLD, NOT YET PURCHASED, at market value	33,681,040
MEMBERS' EXCESS CONTRIBUTIONS	7,425,973
SECURED DEMAND NOTES PAYABLE	2,202,000
Total Liabilities	$ 95,253,258
MEMBERS' EQUITY	25,569,554
Total Liabilities & Members' Equity	$ 120,822,812

The accompanying notes are an integral
part of this financial statement.

STONE & YOUNGBERG LLC

NOTES TO BALANCE SHEET

SEPTEMBER 30, 2005

Organization and Significant Accounting Policies

The Firm - Stone & Youngberg LLC, a California limited liability company (the "Firm"), is an investment bank specializing in fixed income securities. The Firm is a registered broker-dealer with the Securities and Exchange Commission (SEC) and National Association of Securities Dealers, Inc. (NASD). Under its operating agreement, the Firm is managed by S&Y Management Inc. (SYMI). S&Y Asset Management LLC was a wholly owned subsidiary of the Firm providing investment advisory services and was consolidated in the Firm's financial statements until January 31, 2005. On February 1, 2005 SYMI acquired the entire interest in S&Y Asset Management LLC from the Firm for $20,710 which represented its net asset value at January 31, 2005.

Use of Estimates – The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash - Cash consists of demand deposits in banks. There are no withdrawal restrictions on cash.

Securities Owned and Securities Sold, Not Yet Purchased – Marketable securities owned and securities sold, not yet purchased, are reported at quoted market prices as of September 30, 2005. Securities sold, not yet purchased, represent obligations of the Firm to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices.

Non-marketable securities owned include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. Non-marketable securities owned are reported at estimated fair value as determined by management. Factors considered by management in valuing non-marketable investments include the type of investment, purchase cost, relative volume owned versus market averages, and current purchases and sales of the same or similar investments by other investors. However, because of the inherent uncertainty of valuation, management's estimate of fair values may differ significantly from the values that would have been used had a ready market existed for the securities and the differences could be material.

Income Taxes - Income taxes are paid by the individual members; therefore, no provision for such taxes has been made in the balance sheet.

Securities Transactions - All transactions entered into for the account and risk of the Firm are recorded on a trade date basis.

Fixed Assets - Fixed assets represent furniture, equipment, and leasehold improvements and are recorded at cost, less accumulated depreciation. Depreciation is computed using an accelerated depreciation method. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, as of September 30, 2005 consist of the following:

	Securities Owned	Securities Sold Not Yet Purchased
State and Municipal Obligations	$43,120,473	$119,474
Corporate Bonds, Debentures and Notes	27,007,077	846,048
Obligations of U.S. Government	35,699,328	32,715,518
Stock	195,546	0
Total	$106,022,424	$33,681,040

Non-marketable securities owned at estimated fair value as of September 30, 2005 consist of the following:

	Securities Owned
State and Municipal Obligations	$6,293,256
Stock	10,160
Total	$6,303,416

Included in securities owned are securities pledged as collateral for letters of credit related to leases for office space and for the deposit with the Firm's clearing agent. The value of the pledged securities as of September 30, 2005 was $1,375,000.

Receivable From and Payable to Clearing Organization

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. From time to time the Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm. A payable primarily relates to the financing of the Firm's inventory by the clearing organization. Under the clearing agreement, the Firm is charged 75 basis points over the Fed Funds rate on the payable balance. The firm had a payable to the clearing organization of $41,088,127 at September 30, 2005.

Subordinated Borrowings

The Firm has entered into secured demand note agreements with various members. Borrowings under secured demand note collateral agreements of $2,202,000 are due February 2006 and pay interest at 8%. The demand note receivables are also due February 2006. The borrowings are included in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Firm's continued compliance with minimum net capital requirements, they may not be repaid.

Fixed Assets

Following is a summary of fixed assets as of September 30, 2005:

Equipment	$2,952,994
Furniture	2,379,691
Leasehold Improvements	1,650,049
	$6,982,734
Less: Accumulated depreciation and amortization	3,815,533
	$3,167,201

Members' Equity

Members' equity at September 30, 2005 includes equity of $11,882,182 for Class A members and $4,351,344 for Class B members and undistributed earnings of $9,336,028. All withdrawals of members' equity require the approval of the NASD. In accordance with the Firm's operating agreement, members are permitted to contribute additional amounts to the Firm in excess of stated equity. The amounts contributed in excess of stated equity are recorded as a liability in Members' Excess Contributions. The Firm pays 4% interest on Members' Excess Contributions.

The Firm granted $1,600,000 in Class B shares to certain employees of S & Y Asset Management LLC under the Stone & Youngberg compensation plan (the "Plan"). The shares granted were subject to a cliff vesting period of approximately three years from the date of issuance. Employee compensation expense is recorded on a straight-line basis over the vesting period.

Related Party Transactions

The Firm paid SYMI a management fee of $2,341,499 for the year ended September 30, 2005. Included in other assets is a balance of $832,522 owed by SYMI to the Firm for disbursement and administrative services. In addition the Firm makes disbursements related to certain compensation, benefits, occupancy and information technology services on behalf of its affiliates, S&Y Asset Management LLC and S&Y Capital Group. Charges the Firm allocates to its affiliates on a monthly basis were determined based on headcount and estimated utilization of the Firm's time and resources. Management believes that, in general, specific identification of certain of these expenses is not practicable, and the methods used to allocate the expenses to the affiliates are reasonable.

Benefit Plan

The Firm has a 401(k) plan for eligible employees who have meet certain service requirements.

Net Capital Requirements

The Firm is subject to the regulations and guidelines of the SEC and the NASD, including the SEC's "Net Capital Rule", which requires the Firm to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At September 30, 2005, the Firm's net capital ratio was 1.25 to 1 and net capital as computed was $8,696,799, which exceeded the SEC's requirement of $723,850 by $7,972,949.

Commitments and Contingencies

In the normal course of business, transactions with customers and brokers generally settle three business days after trade date. The Firm is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Firm may have to purchase or sell securities at prevailing market prices. The Firm seeks to control the risk associated with non-performance of customers or brokers by reconciling information it receives from its clearing broker on a daily basis. Also in the normal course of business, the Firm enters into underwriting commitments. Transactions relating to such underwriting commitments that were open on September 30, 2005 and were subsequently settled had no material effect on the balance sheet as of that date.

The Firm has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Firm has recorded these obligations in the balance sheet at September 30, 2005, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2005.

The Firm is obligated under leases for office space and certain equipment at September 30, 2005. Minimum annual lease payments under such leases are due in the following years ending September 30:

2006	$2,523,676
2007	2,377,759
2008	2,020,883
2009	1,772,388
2010	1,773,514
Thereafter	5,027,940
Total	$15,496,160

The leases for office space contain some escalation provisions and renewal options.

The Firm is currently involved in various legal matters arising primarily from its investment banking and brokerage activities. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse effect upon the Firm's financial position or results of operations.

Subsequent Events

On October 11, 2005 S & Y Asset Management LLC committed to and communicated a plan to outsource some of the services offered by S & Y Asset Management LLC. This plan was executed and resulted in the termination of certain employees of S & Y Asset Management LLC. As a result, the Firm reduced Class B shares outstanding under the Stone & Youngberg LLC compensation Plan and recorded a corresponding reversal of employee compensation expense, a capital contribution from SYMI and a reduction of deferred compensation related to the Plan.

* * * * *



Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

November 28, 2005

Stone & Youngberg LLC
One Ferry Building
San Francisco, California 94111

In planning and performing our audit of the financial statements of Stone & Youngberg LLC (the "Firm") for the year ended September 30, 2005 (on which we issued our report dated November 28, 2005) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Firm that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Firm (1) in making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13, or (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Firm's internal control would not necessarily disclose all matters in the Firm's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Firm's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

S&YAM
S&Y ASSET MANAGEMENT LLC

November 28, 2005

Ms. Brienne Wong
NASD
525 Market Street, Suite 300
San Francisco, Ca. 94105

Dear Brienne,

We are working with Deloitte & Touche LLP to complete the audit of S&Y Management LLC (CRD# 129754) as of September 30, 2005. We anticipate at this time that it is going to be extremely difficult for the audit to be completed and submitted to the authorities including the NASD by the filing deadline which is November 29, 2005. The reasons for the delay, which we believe are out of our control, are:

1) It was determined that the audit had to be done for the period beginning September 2003 when the entity was first formed.
2) Personnel changes in the firm in October 2005 have made it a much more time consuming process to achieve the auditors' needs.
3) There are several confirmations outstanding from third parties which are required by the auditors to complete their procedures.

The firm is not in violation of Rule 15c3-1 or 15c3-3. We have previously notified you that the audit report will contain a material inadequacy. The noted inadequacy has to do with the booking of a deferred compensation with certain employees of the firm. That issue is not related to the reasons for our inability to make a timely filing of the audit report.

We would appreciate it if the NASD would consider granting the firm an extension to December 6, 2005 from November 29, 2005 for the filing required under Rule 17a-5.

Please do not hesitate to contact me by phone, (415)445-2370, or email, mgage@syllc.com with any questions you may have.

Very truly yours,



Mitchell H. Gage
Chief Financial Officer

cc: National Association of Securities Dealers, Inc.
Members Regulation Programs/Systems Support
1390 Piccard Dr. 3rd Floor
Rockville, MD 20850



Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

November 28, 2005

Ms. Brienne Wong
NASD
525 Market Street, Suite 300
San Francisco, Ca. 94105

Dear Ms. Wong:

We have read the letter of S & Y Asset Management LLC dated November 28, 2005, requesting an extension of time to file the annual audited report required by Rule 17a-5(d) under the Securities Exchange Act of 1934. We agree with the reasons for the extension request stated therein.

Our audit of the financial statements of S & Y Asset Management LLC (the "Company") for the period September 29, 2003 (date of inception) through September 30, 2005, in accordance with auditing standards generally accepted in the United States of America, is currently in progress; however, because we have not completed our audit, the procedures that we have performed do not constitute all of the procedures necessary to express an opinion on the financial statements of the Company or to evaluate the Company's internal control, the control activities for safeguarding securities, and the practices and procedures prescribed by Rule 17a-5(g), as required by auditing standards generally accepted in the United States of America and by Rule 17a-5, and cannot be relied upon to provide any assurance that material inadequacies as to such matters would necessarily be disclosed.

The procedures that we have performed, however, did not disclose (a) any material inadequacies as defined in Rule 17a-5(g)(3) except as referenced in the letter of S & Y Asset Management LLC dated November 28, 2005; (b) anything that caused us to believe that the condition of the Company's records is endangering its ability to supervise its registered representatives and their handling of customer accounts; or (c) anything that caused us to believe that the Company was in violation of the net capital requirements specified in Rule 15c3-1 as of the audit date or the requirements of Rule 15c3-3 or that the Company has any significant financial or record keeping problems.

Yours truly,

Deloitte & Touche LLP

cc: National Association of Securities Dealers, Inc.
Members Regulation Programs/Systems Support
1390 Piccard Dr., 3rd Floor
Rockville, MD 20850

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